UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. N/A)*

                                 Clarient, Inc.
                               (NAME OF ISSUER)

                    Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   180489106
                                 (CUSIP NUMBER)
                              Edward F. Glassmeyer
                           Oak Management Corporation
                               One Gorham Island
                          Westport, Connecticut 06880
                                 (203) 226-8346

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)
                                   Copies to:
                            Michael J. Herling, Esq.
                            Finn Dixon & Herling LLP
                                177 Broad Street
                        Stamford, Connecticut 06901-2048
                                 (203) 325-5000

                                 March 25, 2009
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 180489106          13D                                    Page 2 of 23

1.    NAMES OF REPORTING PERSONS

      Oak Investment Partners XII, Limited Partnership

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  15,332,804

            8.  SHARED VOTING POWER

                  Not applicable

            9. SOLE DISPOSITIVE POWER

                  15,332,804

            10.  SHARED DISPOSITIVE POWER

                  Not applicable

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
            PN

CUSIP NO. 180489106          13D                                    Page 3 of 23

1.    NAMES OF REPORTING PERSONS

      Oak Associates XII, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
            OO-LLC

CUSIP NO. 180489106          13D                                    Page 4 of 23

1.    NAMES OF REPORTING PERSONS

      Oak Management Corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           CO

CUSIP NO. 180489106          13D                                    Page 5 of 23

1.    NAMES OF REPORTING PERSONS

      Bandel L. Carano

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           IN

CUSIP NO. 180489106          13D                                    Page 6 of 23

1.    NAMES OF REPORTING PERSONS

      Gerald R. Gallagher

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           IN

CUSIP NO. 180489106          13D                                    Page 7 of 23

1.    NAMES OF REPORTING PERSONS

      Edward F. Glassmeyer

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           IN

CUSIP NO. 180489106          13D                                    Page 8 of 23

1.    NAMES OF REPORTING PERSONS

      Fredric W. Harman

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           IN

CUSIP NO. 180489106          13D                                    Page 9 of 23

1.    NAMES OF REPORTING PERSONS

      Ann H. Lamont

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           IN

CUSIP NO. 180489106          13D                                    Page 10 of
23

1.    NAMES OF REPORTING PERSONS

      Iftikar A. Ahmed

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           IN

CUSIP NO. 180489106          13D                                    Page 11 of
23

1.    NAMES OF REPORTING PERSONS

      Warren B. Riley

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           IN

CUSIP NO. 180489106          13D                                    Page 12 of
23

1.    NAMES OF REPORTING PERSONS

      Grace A. Ames

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [    ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                          [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  Not applicable

            8.  SHARED VOTING POWER

                  15,332,804

            9. SOLE DISPOSITIVE POWER

                  Not applicable

            10.  SHARED DISPOSITIVE POWER

                  15,332,804

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,332,804

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)    [    ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

14.   TYPE OF REPORTING PERSON
           IN

                           Statement on Schedule 13D

      This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "COMMON STOCK"), of Clarient, Inc., a Delaware corporation (the "ISSUER"). This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

ITEM 1.     SECURITY AND ISSUER

      The class of equity securities to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 31 Columbia, Aliso Viejo, California 92656.

ITEM 2.     IDENTITY AND BACKGROUND

      (a) This statement is filed by Oak Investment Partners XII, Limited Partnership, a Delaware limited partnership ("OAK INVESTMENT PARTNERS XII"), Oak Associates XII, LLC, a Delaware limited liability company ("OAK ASSOCIATES XII"), Oak Management Corporation, a Delaware corporation ("OAK MANAGEMENT"), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames (collectively with Mms. Lamont and Ames and Messrs. Carano, Gallagher, Glassmeyer, Harman, Ahmed and Riley, the "PARTNERS").

            Oak Investment Partners XII, Oak Associates XII and Oak Management are collectively referred to as the "OAK ENTITIES". The Oak Entities and the Partners are collectively referred to as the "REPORTING PERSONS" in this
Schedule 13D.

            By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

            In addition, by virtue of their potential status as a "group" with the Safeguard Entities (as defined in Item 4 below) due to the voting agreements set forth in the Stockholders Agreement (as defined in Item 4 below), for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by the Safeguard Entities. Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

      The Agreement of Reporting Persons is attached hereto as Exhibit 99.1.

      (b) The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

      (c) The principal business of Oak Investment Partners XII is to assist growth-oriented businesses located primarily in the United States. The principal business of Oak Associates XII is to act as general partner of Oak Investment Partners XII. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners XII and other venture capital investment funds. The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

      (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past (5) years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Oak Entities is organized under the laws of Delaware. Each of the Partners is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As of March 25, 2009, Oak Investment Partners XII entered into a Stock Purchase Agreement with the Issuer (the "PURCHASE AGREEMENT"), listed as
Exhibit 99.2 hereto, in connection with a private placement of securities by the Issuer. Pursuant to the Purchase Agreement, at the initial closing of the private placement (the "INITIAL CLOSING"), which occurred on March 26, 2009 (the date upon which the Initial Closing occurred being referred to herein as the "INITIAL CLOSING DATE"), Oak Investment Partners XII purchased 3,833,201 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer ("SERIES A PREFERRED STOCK") at a per share price of $7.60 and for an aggregate purchase price of $29,132,327.60. The purchase price paid by Oak Investment Partners XII was furnished from the investment capital of Oak
Investment Partners XII contributed by its investors. No part of the purchase price was borrowed by Oak Investment Partners XII for the purpose of acquiring such securities.

      The Purchase Agreement provides for additional purchases of shares of Series A Preferred Stock at a second closing (the "SECOND CLOSING"), which is expected to occur in April or May 2009 (the date upon which the Second Funding occurs being referred to herein as the "SECOND CLOSING DATE") and which is subject to the satisfaction of certain material conditions related thereto, including the receipt of approval from the Issuer's stockholders in accordance with NASDAQ rules and regulations. Pursuant to the Purchase Agreement, at the Second Closing, Oak Investment Partners XII will purchase an additional
1,429,957 shares of Series A Preferred Stock for an aggregate additional purchase price of $10,867,672.40, subject to satisfaction of the conditions to closing contained in the Purchase Agreement. The purchase price to be paid by Oak Investment Partners XII in the Second Closing is expected to be furnished from the investment capital of Oak Investment Partners XII contributed by its investors. No part of the purchase price to be paid at the Second Closing is expected to be borrowed by Oak Investment Partners XII for the purpose of acquiring such securities.

      In addition to the Initial Closing and Second Closing, the Purchase Agreement provides for additional purchases of up to an aggregate of 1,315,790 shares of Series A Preferred Stock by Oak Investment Partners XII in up to two subsequent closings (the "SUBSEQUENT CLOSINGS"). The Subsequent Closings, if any, will occur upon the mutual agreement of Oak Investment Partners XII and the Issuer and the satisfaction of the conditions to the Subsequent Closings contained in the Purchase Agreement.

      Each share of Series A Preferred Stock is convertible into Common Stock at an initial conversion price of $1.90, or at an initial conversion rate of four
(4) shares of Common Stock for each share of Series A Preferred Stock converted, plus declared and unpaid dividends on such share, subject to broad-based weighted-average antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer listed as Exhibit 99.3 hereto (the "CERTIFICATE OF DESIGNATIONS").

      This Item 3 (and the other Items of this Schedule 13D) does not provide a complete description of the Purchase Agreement or the Certificate of Designations and each such description is qualified in its entirety by reference to the Purchase Agreement, listed as Exhibit 99.2 hereto, and the Certificate of Designations, listed as Exhibit 99.3 hereto, each of which is incorporated herein by reference.


ITEM 4.     PURPOSE OF TRANSACTION

      The purpose of the acquisition of the Series A Preferred Stock is for investment. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of Series A Preferred Stock or other securities of the Issuer (other than pursuant to the Purchase Agreement), consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional Series A Preferred Stock or dispose of any or all of their Series A Preferred Stock or other securities of the Issuer depending upon an ongoing evaluation of the investment in the Series A Preferred Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

      Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer's capitalization and/or changes in the board of directors or management of the Issuer.

      Pursuant to the Purchase Agreement, the Issuer agreed to issue and sell, and Oak Investment Partners XII agreed to purchase, the number of shares of Series A Preferred Stock all as described in Item 3 above and pursuant to which the Issuer granted certain rights to Oak Investment Partners XII. The Series A Preferred Stock contains adjustment provisions pursuant to which, in certain circumstances, Oak Investment Partners XII may be entitled to acquire additional shares of Common Stock. As a condition to the Initial Closing, the Issuer was obligated to file the Certificate of Designations, which provides that the Series A Preferred Stock has antidilution protection and liquidation, conversion, director designation and voting rights in preference to the Common Stock. Descriptions of such rights, and of rights under the Purchase Agreement, contained herein are qualified in their entirety by reference to the Purchase Agreement listed as Exhibit 99.2 hereto and the Certificate of Designations listed as Exhibit 99.3 hereto.

      Conversion of Series A Preferred Stock. Pursuant to the Certificate of Designations, the shares of Series A Preferred Stock shall be automatically converted into Common Stock if the dollar volume-weighted average price per share of Common Stock exceeds $4.75 for any twenty (20) trading days over a thirty (30) consecutive day trading period that begins after the 12 month anniversary of the Initial Closing Date, as adjusted for any stock splits, reverse stock splits, stock dividends or similar transactions affecting the Common Stock. The Series A Preferred Stock may also be converted at any time at the election of each holder. The Series A Preferred Stock has antidilution protection features as generally described in Item 3, above.

      Dividends. The holders of shares of Series A Preferred Stock are entitled to receive dividends on each outstanding share of Series A Preferred Stock only when dividends are declared by the board of directors of the Issuer. If any dividend is paid on any junior securities of the Issuer, the Series A Preferred Stock shall be entitled to receive such dividends on an as-converted basis.

      Voting. As set forth in the Certificate of Designations, and except as otherwise provided by applicable law, the holders of the shares of Series A Preferred Stock (i) shall be entitled to vote on an as-converted basis with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock, (ii) shall be entitled to the number of votes per share of Series A Preferred Stock (subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock) equal to the number of shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock, assuming that the Series A Preferred Stock had converted at the initial conversion price of $1.90 per share and
(iii) shall be entitled to notice of any stockholders' meeting in accordance with the certificate of incorporation and bylaws of the Issuer.

      In addition, the Certificate of Designations provides that, as long as at least 2,105,263 shares of Series A Preferred Stock are outstanding (subject to adjustment for any stock splits, stock dividends or other recapitalizations), the Issuer may not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of Series A Preferred Stock then outstanding, voting together as a single class, (i) amend, or repeal any provision of, or add any provision to (including an amendment, addition or repeal effected by merger, consolidation, reorganization or any other means), the Issuer's certificate of incorporation (including the Certificate of
Designations), or bylaws if such action would adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock; (ii) offer, sell, designate, authorize or issue, whether by merger, consolidation, reorganization or any other means, shares of any class or series of stock (other than (x) the Common Stock and (y) the Series A Preferred Stock offered and sold pursuant to the Purchase Agreement (each as constituted on the date thereof)); (iii) redeem any shares of any class or series of capital stock (other than pursuant to the Issuer's right to redeem the Series A Preferred Stock pursuant to the Purchase Agreement and other than redemptions or repurchases pursuant to employment arrangements approved by the board of directors of the Issuer); (iv) increase the number of members of the board of directors of the Issuer in excess of nine
(9) members; (v) increase the number of shares of Series A Preferred Stock authorized pursuant to the Certificate of Designations or increase the authorized number of shares of Preferred Stock in the certificate of incorporation of the Issuer or, except at a closing pursuant to the Purchase Agreement, issue any shares of Series A Preferred Stock; or (vi) pay or declare any dividend, whether in cash or property, or make any other distribution on, any Common Stock or other equity securities (other than the Series A Preferred Stock).

      In addition, the  Purchase  Agreement  provides  that, so long as at least
2,105,263 shares of Series A Preferred Stock are outstanding (subject to adjustment for any stock splits, stock dividends or other recapitalizations), the Issuer may not, without first obtaining the approval of a majority of the disinterested directors of the Issuer, enter into, amend, modify or supplement any material agreement, transaction, commitment or arrangement that is an interested party transaction (A) having a value in excess of $50,000, (B) which provides a person with material consent rights or material control rights, or
(C) is outside the ordinary course of business or contains terms less favorable that would be obtained by the Issuer in a comparable arm's length transaction with an unrelated person.

      Preemptive Rights. So long as at least 2,105,263 shares of Series A Preferred Stock are outstanding (subject to adjustment for any stock splits, stock dividends or other recapitalizations), the Issuer has agreed to grant each of holder of at least 105,263 shares of Preferred Stock (as adjusted for any stock splits, stock dividends or other recapitalizations) a right of first offer with respect to any future sales by the Issuer of its securities, subject to certain exceptions.

      Redemption. At any time after the fourth (4[th]) anniversary of the Initial Closing, subject to certain conditions, the Issuer may redeem the shares of Series A Preferred Stock that have not been converted into Common Stock before the time of such redemption. The Issuer shall redeem the shares of Series A Preferred Stock by paying in cash an amount per share equal to the amount originally paid for such shares of Series A Preferred Stock, or $7.60 per share, plus declared and unpaid dividends.

      Liquidation Preference. In the event of the Issuer's liquidation, dissolution or winding up or upon a merger or acquisition of the Issuer by another company or person, the holders of the Series A Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of Common Stock. The liquidation preference is equal to the amount originally paid for the Series A Preferred Stock, or $7.60 per share, plus declared and unpaid dividends. However, if a holder of Series A Preferred Stock would receive more upon liquidation by converting its shares into Common Stock then such holder shall not receive any amounts under the Section of the Certificate of Designations providing for a liquidation preference for holders of shares of Series A Preferred Stock, but shall be treated as though such holder had converted into shares of Common Stock, whether or not such holder had elected to so convert.

      Board Representation. The Certificate of Designations provides that, upon completion of the Initial Closing, the holders of shares of Series A Preferred Stock shall be entitled to elect up to two (2) members of the Board of Directors of the Issuer. Pursuant to the Purchase Agreement, if the shares of Series A Preferred Stock purchased by Oak Investment Partners XII are converted to Common Stock, the Issuer has agreed to request that the Board of Directors of the Issuer nominate or appoint two (2) nominees of Oak Investment Partners XII for election to the board of directors so long as Oak Investment Partners XII and its affiliates own at least 16.67% of the outstanding voting securities of the Issuer. In the event that the voting power of Oak Investment Partners XII and its affiliates falls below 16.67%, Oak Investment Partners XII has agreed to negotiate in good faith with the Issuer an appropriate amendment to its board representation rights in light of such diminished ownership. Oak Investment Partners XII's board representation rights will terminate automatically in the event that its voting power (together with its affiliates) falls below 5% of the outstanding voting securities of the Issuer. In connection with the Initial Closing, Oak Investment Partners XII elected Andrew Adams and Ann H. Lamont to the Board of Directors of the Issuer. Ms. Lamont is a managing member of Oak Investment Partners XII and Mr. Adams is a vice president of the investment manager of Oak Investment Partners XII.

      Also in connection with the Initial Closing, the Issuer and its largest shareholder, Safeguard Delaware, Inc. (together with its affiliates, the "SAFEGUARD ENTITIES"), amended certain provisions of an existing securities purchase agreement between Safeguard and the Issuer. The amendment provides that Safeguard is entitled to nominate up to three (3) directors until such time as Safeguard and/or its transferees hold less than 25% of the voting power of all outstanding securities of the Issuer, at which time they will have the right to nominate up to two (2) directors. In the event that the voting power of Safeguard and/or its transferees falls below 16.67%, Safeguard has agreed to negotiate in good faith with the Issuer an appropriate amendment to its board representation rights in light of such diminished ownership. Safeguard's board representation rights will terminate automatically in the event that Safeguard's voting power (together with its affiliates) falls below 5% of the outstanding voting securities of the Issuer.

      Information Statement; Stockholder Approval. The Issuer has agreed to use its commercially reasonable efforts to (i) promptly prepare and file with the Securities and Exchange Commission an information statement in conformance with the rules and regulations under the Exchange Act and in accordance with Delaware, and mail such information statement to its stockholders of record and
(ii) to obtain the stockholder approval required by the NASDAQ Capital Market in connection with the transactions contemplated by the Purchase Agreement and the Certificate of Designations (the "NASDAQ STOCKHOLDER APPROVAL"), each within 45 days of the Initial Closing. On March 26, 2009, the Issuer received the NASDAQ Stockholder Approval in the form of a written consent of the stockholders holding approximately sixty percent (60%) of the outstanding Common Stock.

      Registration of Shares of Common Stock for Resale. In connection with, and pursuant to, the Purchase Agreement, Oak Investment Partners XII entered into a registration rights agreement with the Issuer and other investors, dated as of March 26, 2009 (the "REGISTRATION RIGHTS AGREEMENT"), listed as
Exhibit 99.4 hereto. Pursuant to the Registration Rights Agreement, the Issuer has agreed to file, no later than ninety (90) days prior to the first anniversary of the Initial Closing, a registration statement with the Securities and Exchange Commission covering the resale of shares of the Common Stock issuable upon conversion of the Series A Preferred Stock.

      The Issuer has agreed to use its best efforts to have each registration statement declared effective no later than the first anniversary of the Initial Closing Date. The Issuer has also agreed to use its best efforts to keep each registration statement effective at all times until the date on which all of the shares of Common Stock covered by such registration statement have been sold.

      Lock-Up Agreement. Pursuant to the Purchase Agreement, Oak Investment Partners XII has agreed with the Issuer not to offer, sell, contract to sell, pledge, transfer or otherwise dispose of, directly or indirectly, any shares of Series A Preferred Stock, or any shares of Common Stock issued upon conversion thereof, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, without the prior written consent of the Issuer until one year after the date of the Initial Closing (with certain exceptions and subject to early termination upon the occurrence of certain events, including the acquisition of the Issuer by another person or entity and certain breaches by the Issuer of certain of its obligations).

      Stockholders Agreement. In connection with the transactions contemplated by the Purchase Agreement, the Safeguard Entities, and Oak Investment Partners XII entered into a Stockholders Agreement dated March 26, 2009 (the "STOCKHOLDERS AGREEMENT"). Pursuant to the Stockholders Agreement, the Safeguard Entities have agreed to vote the securities of the Issuer (collectively, "SECURITIES") they own of record, or beneficially own, in favor of the NASDAQ Stockholder Approval. Further pursuant to the Stockholders Agreement, prior to December 31, 2010, subject to certain exceptions, neither Oak Investment Partners XII nor any of the Safeguard Entities shall vote any Securities of the Issuer it owns of record, or beneficially owns, in favor of a sale of all of substantially all of the consolidated assets of the Issuer or any merger, consolidation or similar transaction requiring a vote of the stockholders of the Issuer unless certain conditions specified in the Stockholders Agreement have been satisfied. In addition, neither Oak Investment Partners XII nor any Safeguard Entity will: (i) grant any proxy, power of attorney or other authorization or consent in or with respect to Securities;
(ii) deposit Securities into a voting trust or enter into a voting agreement or arrangement with respect to Securities; or (iii) take any other action with respect to Securities that would in any way restrict, limit or interfere with the performance of its obligations under the Stockholders Agreement or the transactions contemplated thereby. Finally, as further described in the Stockholders Agreement, the Safeguard Entities have granted to Oak Investment Partners XII a limited right of first negotiation with respect to any transfer of Common Stock and/or warrants of the Issuer owned by the Safeguard Entities, or group of related transfers, that are intended for the same person, which represents more than five percent (5%) or more of the issued and outstanding shares of Common Stock (including the shares of Common Stock issuable upon conversion of the Preferred Stock).

      The foregoing summary of the Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement, the Stockholders Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement and the Stockholders Agreement, listed as Exhibits 99.2, 99.3, 99.4 and 99.5 hereto, respectively, and incorporated herein by reference.

      Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 77,195,120 shares of Common Stock outstanding as of March 10, 2009, as reported by the Issuer in the Issuer's Form 8-K (as filed with the Securities and Exchange Commission on March 27, 2009), plus shares issuable upon the conversion of 3,833,201 shares of Series A Preferred Stock, as described below.

      Oak Associates XII is the general partner of Oak Investment Partners XII. Oak Management is the manager of Oak Investment Partners XII. Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames are the managing members of Oak Investment Partners XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by such entities.

      Amounts shown as beneficially owned by each of Oak Associates XII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric
W. Harman, Ann H. Lamont, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames include the 15,332,804 shares of Common Stock into which the 3,833,201 shares of Series A Preferred Stock presently held by Oak Investment Partners XII may initially be converted.

      Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

      (c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

      (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e)   Not applicable.

ITEM 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS   OR   RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement is attached hereto as Exhibit 99.1. Additionally, the Reporting Persons have executed a Power of Attorney in connection with the filing of this
Schedule 13D and any amendment or amendments hereto, which agreement is attached hereto as Exhibit 24.

      Oak Investment Partners XII and the Issuer are parties to that certain Stock Purchase Agreement, dated March 25, 2009 (the "STOCK PURCHASE AGREEMENT"), pursuant to which Oak Investment Partners XII will, subject to certain closing conditions, purchase additional shares of Series A Preferred Stock of the Issuer. The information contained in Items 3 and 4 of this Statement relating to the Stock Purchase

Agreement is incorporated herein by reference. The Stock Purchase Agreement was filed as Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Committee on March 27, 2009 and is hereby deemed attached hereto as
Exhibit 99.2 and incorporated herein by reference.

      On March 26, 2009 the Issuer filed a Certificate of Designations, Preferences and Rights of Series A Preferred Stock (the "CERTIFICATE OF DESIGNATIONS") with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock. The information contained in Items 3 and 4 of this Statement relating to the Certificate of Designations is incorporated herein by reference. The Certificate of Designations was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 27, 2009 and is hereby deemed attached hereto as Exhibit 99.3 and incorporated herein by reference.

      Oak Investment Partners XII and the Issuer are parties to that certain Registration Rights Agreement, dated March 26, 2009 (the "REGISTRATION RIGHTS AGREEMENT"), which contains certain terms and conditions applicable to the registration of the Common Stock into which the Series A Preferred Stock is convertible. The information contained in Item 4 of this Statement relating to the Registration Rights Agreement is incorporated herein by reference. The Registration Rights Agreement was filed as Exhibit 10.2 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 27, 2009 and is hereby deemed attached hereto as Exhibit 99.4 and incorporated herein by reference.

      Oak Investment Partners XII and the Safeguard Entities are parties to that certain Stockholders Agreement, dated March 26, 2009 (the "STOCKHOLDERS AGREEMENT"), which contains certain agreements among Oak Investment Partners XII and the Safeguard Entities. The information contained in Items 3 and 4 of this Statement relating to the Stockholders Agreement is incorporated herein by reference. The Stockholders Agreement was filed as Exhibit 10.6 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 27, 2009 and is hereby deemed attached hereto as Exhibit 99.5 and incorporated herein by reference.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D. For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference. The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein. Documents which are incorporated by reference to filings by parties other than Oak Investment Partners XII are identified in the footnotes to this table.

EXHIBITS

Exhibit 24        Power of Attorney

Exhibit 99.1 Agreement of Reporting Persons, dated April 6, 2009, among the Reporting Persons

Exhibit 99.2 Stock Purchase Agreement, dated March 25, 2009, by and between Oak Investment Partners XII and the Issuer, incorporated by reference to Current

                  Report of Form 8-K filed on March 27, 2009 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-22677)

Exhibit 99.3 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer dated March 26, 2009, incorporated by reference to Current Report of Form 8-K filed on March 27, 2009 by the Issuer as original Exhibit Number 3.1 (SEC File No. 000-22677)

Exhibit 99.4             Registration Rights Agreement, dated March 26, 2009, by
                  and between Oak Investment Partners XII and the Issuer, incorporated by reference to Current Report of Form 8-K filed on March 27, 2009 by the Issuer as original Exhibit Number
                  10.2 (SEC File No. 000-22677)

Exhibit 99.5 Stockholders Agreement, dated March 26, 2009, by and between Oak Investment Partners XII and the Safeguard Entities XII and the Safeguard Entities, incorporated by reference to Current Report of Form 8-K filed on March 27, 2009 by the Issuer as original Exhibit Number 10.6 (SEC File No. 000-22677)

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  April 7, 2009

Entities:

Oak Investment Partners XII, Limited Partnership
Oak Associates XII, LLC
Oak Management Corporation


                                     By:  /s/ Ann H. Lamont
                                             Ann H. Lamont, as
                                             General Partner or
                                             Managing Member or as
                                             Attorney-in-fact for the
                                             above-listed entities


Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
Iftikar A. Ahmed
Grace A. Ames


                                     By:  /s/ Ann H. Lamont
                                             Ann H. Lamont,
                                             Individually and as
                                             Attorney-in-fact for the
                                             above-listed individuals

                                                                      EXHIBIT 24

                               POWER OF ATTORNEY

      The undersigned hereby make, constitute and appoint each of EDWARD F. GLASSMEYER and ANN H. LAMONT, acting jointly or individually, with full power of substitution, the true and lawful attorney-in-fact for the undersigned, in the undersigned's name, place and stead and on the undersigned's behalf, to complete, execute and file with the United States Securities and Exchange Commission (the "COMMISSION"), a statement on Schedule 13G and/or 13D, with respect to the securities of CLARIENT, INC., a Delaware corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including an Agreement of Reporting Persons) that the attorneys-in-fact (or either of them) deems necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

Dated: April 7, 2009

Oak Management Corporation


By:  /s/ Edward F. Glassmeyer
   Name: Edward F. Glassmeyer
Title:  President


Oak Associates XII, LLC


By:  /s/ Edward F. Glassmeyer
   Name:
Title:  Managing Member

     /s/ Grace A. Ames
       Grace A. Ames

     /s/ Bandel L. Carano
       Bandel L. Carano

   /s/ Edward F. Glassmeyer
       Edward F. Glassmeyer

Oak Investment Partners XII, Limited Partnership
By: Oak Associates XII, LLC, its general partner

By:  /s/ Edward F. Glassmeyer
   Name:
Title:  Managing Member

     /s/ Iftikar A. Ahmed
       Iftikar A. Ahmed

     /s/ Ann H. Lamont
       Ann H. Lamont

     /s/ Gerald R. Gallagher
      Gerald R. Gallagher

     /s/ Fredric W. Harman
      Fredric W. Harman

                                                                    EXHIBIT 99.1

                         AGREEMENT OF REPORTING PERSONS

      Each of the undersigned hereby agrees that the Schedule 13D filed on the date hereof with respect to the shares of Common Stock of Clarient, Inc. has been filed on behalf of the undersigned.

Signature

      Dated: April 7, 2009

Entities:

Oak Investment Partners XII, Limited Partnership
Oak Associates XII, LLC
Oak Management Corporation


                                     By:  /s/ Ann H. Lamont
                                             Ann H. Lamont, as
                                             General Partner or
                                             Managing Member or as
                                             Attorney-in-fact for the
                                             above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
Iftikar A. Ahmed
Grace A. Ames

                                     By:  /s/ Ann H. Lamont
                                             Ann H. Lamont,
                                             Individually and as
                                             Attorney-in-fact for the
                                             above-listed individuals